ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 20, 2021	Angela Jaimes T +1 617 951 7591 F +1 617 235 9750 Angela.Jaimes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Registration Statement of JOHCM Funds Trust (File No. 333-249784) on Form N-1A filed on August 10, 2021

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 3 under the Securities Act of 1933, as amended (the “1933 Act”) and amendment number 5 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on August 10, 2021 (the “485(a) Amendment”). The 485(a) Amendment was filed for the purpose of registering for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of TSW Emerging Markets Fund, TSW High Yield Bond Fund and TSW Large Cap Value Fund, each a newly organized series of the Trust (each a “Fund”, and collectively the Funds”).

On September 29, 2021, the Staff provided comments regarding the 485(a) Amendment by telephone to Angela Jaimes, Jeremy Wolf and George Raine of Ropes & Gray LLP, counsel to the Trust. The Trust expects to file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) (the “485(b) Amendment”) on October 22, 2021 to reflect the revisions discussed herein in response to the Staff’s comments and to make certain non-material changes as appropriate. For convenience of reference, each comment is included before the Trust’s corresponding response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined and the deleted text shown in strikethrough.

October 20, 2021

I.	Prospectus Comments

TSW EMERGING MARKETS FUND

Fund Summary

1.      Comment: Please provide the Staff with the Fund’s completed Fees and Expenses table and expense example prior to the effective date of the Registration Statement. Please confirm the waiver will be effective for at least one year following the effectiveness of the registration statement.

         Response: The Fund’s completed annual fund operating expenses table and expense example are set forth below. The fee waiver will be effective for at least one year following the effectiveness of the registration statement.

Fees and Expenses

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%	0.80%	0.80%	0.80%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	5.38%	5.38%	5.38%	5.38%
Total Annual Fund Operating Expenses	6.18%	6.28%	6.43%	6.18%
Fee Waivers and Reimbursements[2]	(5.19%)	(5.19%)	(5.19%)	(5.19%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.99%	1.09%	1.24%	0.99%

[1]	Other Expenses are based on estimates for the current fiscal year.
[2]

JOHCM (USA) Inc. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.99%, 1.09%, 1.24%, and 0.99% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 31, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

	1 Year	3 Years
Institutional Shares	$101	$1,371
Advisor Shares	$111	$1,400
Investor Shares	$126	$1,442
Class Z Shares	$101	$1,371

2.      Comment: Please confirm that, as a newly formed Fund, there will be no 5- and 10-year reporting columns in the expense example.

         Response: The Fund confirms that the 5- and 10-year reporting columns of the expense example will be removed from the 485(b) Amendment.

Principal Investment Strategies and Principal Investment Risks sections

3.      Comment: In the “Principal Investment Strategies” section, the Fund says it will invest 80% of its assets “in equities securities of companies that are domiciled in or tied economically to emerging market countries.” The Staff believes all emerging market securities should be tied economically to an emerging market country. Consider removing the “domiciled in” reference or revising this definition. Please also disclose how the fund determines if a company is economically tied to a country.

October 20, 2021

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities of companies that are ~~domiciled~~located in or tied economically to emerging market countries, including frontier markets. The Fund’s equity securities include direct and indirect investments in common and preferred stocks, and rights and warrants to subscribe to common stock or other equity securities. The Fund obtains its exposure to equity securities either directly or indirectly, including through Depositary Receipts, and may invest in ~~securities convertible into such securities (including Depositary Receipts)~~preferred stocks and rights and warrants. Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index and other countries with similar emerging or frontier market characteristics~~, which the portfolio manager expects will include frontier markets~~ (for example, relatively low gross national product per capita compared to the world’s major economies). TSW considers an investment tied economically to emerging market countries if it trades primarily on an emerging market exchange or if the issuer derives at least 50% of its revenue from emerging market countries. Frontier markets are generally smaller, less liquid, and less developed than other emerging markets. ~~The Fund may invest in emerging market companies of any size, including small- and mid-capitalization companies in order to achieve its objective.~~

4.      Comment: Please consider whether investments in China are a principal investment strategy. If so, please identify it in the principal strategy section and add corresponding risk disclosure.

         Response: The Fund confirms that investments in China do not constitute its principal investment strategy, but the Fund acknowledges it tracks the country allocations of its benchmark, which currently has substantial exposure to China (33.97% as of September 30, 2021). We will therefore make the following changes to principal investment strategy disclosure in the 485(b) Amendment (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund may invest a significant portion of its assets in investments located in one country or a small number of countries. The Fund’s benchmark index currently includes substantial exposure to China. These countries may change from time to time.

         Additionally, the following risk will be added to the principal risks of the 485(b) Amendment:

China Risk. To the extent a Fund invests in securities of Chinese issuers, it may be subject to certain risks and considerations not typically associated with investing in securities of U.S. issuers, including, among others, more frequent trading suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, variable interest entities risks, different financial reporting standards, higher dependence on exports and international trade, potential for increased trade tariffs, embargoes and other trade limitations, and custody risks.

October 20, 2021

5.      Comment: Please consider whether the Fund invests in issuers that rely on variable interest entity (“VIE”) structures to gain exposure to Chinese operating companies. If investment in issuers that rely on VIE structures is a principal investment strategy, please add a reference to it in the principal strategy section and add corresponding risk disclosure.

         Response: The Fund confirms that investments in issuers that rely on VIE structures is not a principal investment strategy, but the Fund may have exposure to these types of investments. The following revisions will be made to the “China Risk” disclosure under “Additional Information about Fund Investment Objective, Strategies, and Risks” in the 485(b) Amendment (new language denoted by underline and deletions by ~~strikethrough~~):

China Risk. To the extent a Fund invests in securities of Chinese issuers, it may be subject to certain risks and considerations not typically associated with investing in securities of U.S. issuers, including, among others, more frequent trading suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, variable interest entities (“VIEs”) risks, different financial reporting standards, higher dependence on exports and international trade, potential for increased trade tariffs, embargoes and other trade limitations, and custody risks. U.S. or foreign government sanctions or other governments interventions could preclude a Fund from making certain investments in China or result in a Fund selling investments in China at disadvantageous times or prices. Significant portions of the Chinese securities markets may become rapidly illiquid, as Chinese issuers have the ability to suspend the trading of their equity securities, and have shown a willingness to exercise that option in response to market volatility and other events.

Additionally, in China, foreign ownership of Chinese companies in certain sectors (including by U.S. persons and entities, inclusive of U.S. mutual funds) is prohibited. In order to facilitate foreign investment, many Chinese companies have created VIEs that allow foreign investors, through the use of contractual arrangements, to both exert a degree of control and to obtain substantially all of the economic benefits arising from a company without formal legal ownership. Although VIEs are a longstanding industry practice and well known to Chinese officials and regulators, they are not formally recognized under Chinese law. If the Chinese companies (or their officers, directors, or Chinese equity holders) breached their contracts or if Chinese officials and/or regulators withdraw their implicit acceptance of the VIE structure or if new laws, rules or regulations relating to VIE structures are adopted U.S. investors could suffer substantial, detrimental, and possibly permanent effects with little or nor recourse available. VIE structures do not offer the same level of investor protections as direct ownership. Investors may experience losses if VIE structures are altered or disputes emerge over control of the VIE.

October 20, 2021

6.      Comment: The first paragraph of the “Principal Investment Strategies” includes the following language:

“The Fund’s equity securities include direct and indirect investments in common and preferred stocks, and rights and warrants to subscribe to common stock or other equity securities.”

         Please specify what “indirect” means within this disclosure and note any principal investments of the fund should be disclosed.

         Response: The Fund acquires indirect exposure to equities through participation notes and depositary receipts. Corresponding disclosure is included in sentence three of the first paragraph and in the fifth paragraph under “Principal Investments and Strategies.” (The referenced disclosure has been further revised as noted in the response to Comment 3 above.)

7.      Comment: The first paragraph of the “Principal Investment Strategies” section includes the following language:

“Emerging market countries are those countries included in the MSCI Emerging Markets Index and other countries with similar emerging market characteristics, which the portfolio manager expects will include frontier markets. Frontier markets are generally smaller, less liquid, and less developed than emerging markets.”

         Please disclose how the Fund defines “emerging market characteristics.”

         Response: Please refer to the response to Comment 3 above, which shows the changes we made to the referenced language. We believe those changes are responsive to this comment.

8.      Comment: If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

October 20, 2021

         Response: The Fund confirms that it does not expect to invest in CoCos.

9.      Comment: The Staff notes that Depositary Receipts are referenced in the Fund’s principal investment strategy disclosure, but there is no corresponding risk disclosure in the principal risks section of the Fund summary. Please add a corresponding risk disclosure for Depositary Receipts if it is a principal investment strategy of the Fund.

         Response: “Equity Securities Risk” is listed as a principal risk of the Fund. Additionally, there is specific “Depositary Receipts Risk” disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement under “Equity Securities Risk”. We respectfully believe that the current disclosure is appropriate and decline to make additional changes.

10.    Comment: The second paragraph of the “Principal Investment Strategies” section has the following language:

“The portfolio is managed with reference to the MSCI Emerging Markets Index as to country and sector allocation and the portfolio manager intends, under normal circumstances, to have approximately 40-80 equity securities in the Fund’s portfolio.”

         Please further clarify the phrase “with reference to” in the disclosure.

         Response: The portfolio manager considers the MSCI Emerging Markets Index when balancing country and sector allocations and typically seeks to remain within approximately 10% of the allocations of the Index. Respectfully, the Fund believes that no further disclosure or clarification is needed in the Registration Statement on this point as the above referenced phrase is an accurate statement as to how the Fund is managed and it adequately captures the circumstances.

11.    Comment: The third paragraph of the “Principal Investment Strategies” section has the following language:

“The portfolio manager uses quantitative tools to first narrow the Fund’s investment universe.”

         Please list the specific criteria used to narrow the investment universe.

October 20, 2021

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Pursuant to a value investing philosophy, the Fund seeks to invest in securities ~~the Subadviser~~TSW believes provide a discount or “margin of safety” between a security’s price and what ~~the Subadviser~~TSW believes to be the true value of the underlying business (which is sometimes referred to as “intrinsic value”). ~~The portfolio manager uses quantitative tools to first narrow the Fund’s investment universe~~In order to first narrow the Fund’s investment universe, the portfolio manager uses quantitative tools linked to a variety of relative value assessments (including cash flow, earnings and share price). Next, ~~he~~the portfolio manager combines fundamental research and qualitative analysis to make individual security selections. The portfolio manager seeks to invest in the best risk-reward candidates within the investment universe, defined as companies that he believes have both attractive fundamentals (for example, a company’s revenues, earnings, or management) and are undervalued. The portfolio manager also analyzes country-specific factors such as geopolitical risk and its potential impact on expected returns.

12.    Comment: Consider whether derivatives are a principal risk of the Fund. If so, please disclose that fact in the principal risk section and include corresponding risk disclosure. If the Fund intends to include investments in derivatives toward satisfaction of its 80% test adopted pursuant to Rule 35d-1, the Staff requests the Fund confirm supplementally that, for these purposes, such derivatives will be valued based on market value and not notional value.

         Response: The Fund does not consider derivatives investments a principal investment strategy and therefore we will not add a corresponding principal risk disclosure, but we take the position it is reasonable to keep the current reference to derivative instruments in the principal strategy section to disclose to potential investors that derivative instruments may be used in the future. Although the Fund does not presently intend to use the notional values of derivatives for purposes of the Fund’s 80% test, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative instrument creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative instrument (either by itself or in conjunction with cash, government securities or other instruments) creates an exposure equivalent to a cash investment in the underlying issuer that correlates with to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

13.    Comment: If the acquired fund fees and expenses (“AFFEs”) will be greater than one basis point, include that information as a line item in the in Fees and Expenses table.

         Response: The Fund confirms AFFEs will not be greater than one basis point.

October 20, 2021

14.    Comment: The last paragraph of the “Principal Investment Strategies” section has the following language:

“The Fund may invest a significant portion of its assets in investments located in one country or a small number of countries.”

         If there is a specific country being targeted please disclose it.

         Response: There is no specific country being targeted. The Fund seeks to gain exposure to emerging and frontier economies by investing in common stocks, preferred stocks, and depository receipts of issuers with significant business exposure to those economies. While the Fund does not target investment into a single country, significant portions of the assets may be invested in individual countries at any time. China is defined as an emerging market country and currently comprises a material portion of the benchmark.

15.    Comment: The last paragraph of the Principal Investments Strategy section mentions temporary defensive strategies, which the Staff does not consider to be a principal investment strategy. Please consider if this disclosure should instead be included in response to Item 9.

         Response: The referenced disclosure will be relocated in the 485(b) Amendment.

16.    Comment: Please consider separating out “Emerging Markets Risk” from “Foreign & Emerging Markets Risk” given that emerging markets investments are the focus of the Fund.

         Response: The referenced disclosure in the principal risks of the Fund has been revised as follows in the 485(b) Amendment (new language denoted by underline and deletions by ~~strikethrough~~):

Foreign ~~& Emerging Markets~~Securities Risk. Investing in foreign securities poses additional market risks since political and economic events unique in a country or region will affect those markets and their issuers and may not affect the U.S. economy or U.S. issuers. In addition, issuers of non-U.S. securities ~~(particularly those tied economically to emerging countries)~~ often are not subject to as much regulation as U.S. issuers, and the reporting, accounting, custody, and auditing standards to which those issuers are subject often are not as rigorous as U.S. standards. ~~Investing in emerging market securities magnifies the risks inherent in~~Investments in foreign securities may also be subject to greater environmental, credit and information risks. The Fund’s investments in foreign securities also are subject to foreign currency fluctuations and other foreign currency-related risks. Foreign securities may be subject to higher volatility than U.S. securities, varying degrees of regulation and limited liquidity.

October 20, 2021

Emerging Markets Risk. In addition to the risks of investing in foreign investments generally, emerging markets investments are subject to greater risks arising from political or economic instability, nationalization or confiscatory taxation, currency exchange restrictions, sanctions by other countries (such as the United States) and an issuer’s unwillingness or inability to make principal or interest payments on its obligations. Emerging markets companies may be smaller and have shorter operating histories than companies in developed markets. Frontier countries in particular generally have smaller economies or less developed capital markets than traditional emerging market countries and, as a result, the risks of investing in emerging market countries are magnified in frontier countries.

         The referenced disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section has been revised as follows in the 485(b) Amendment (new language denoted by underline and deletions by ~~strikethrough~~):

Foreign ~~& Emerging Markets Risk.~~Securities Risk. Foreign securities risk is the risk associated with investments in issuers located in foreign countries. Investing in foreign securities poses additional market risks since political and economic events unique in a country or region will affect those markets and their issuers and may not affect the U.S. economy or U.S. issuers. Securities markets outside the U.S., while growing in volume, have for the most part substantially less volume than U.S. markets, and many securities traded on these foreign markets are less liquid and their prices are more volatile than securities of comparable U.S. companies. In addition, settlement of trades in some non-U.S. markets is much slower and more subject to failure than in U.S. markets. Other risks associated with investing in foreign securities include, among other things, imposition of exchange control regulation by the U.S. or foreign governments, U.S. and foreign withholding or other taxes, limitations on the removal of funds or other assets, policies of governments with respect to possible nationalization of their industries, and economic or political instability in foreign nations. There may be less publicly available information about certain foreign companies than would be the case for comparable companies in the U.S. and certain foreign companies may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to or as uniform as those of U.S. companies. The Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain foreign countries. Investors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims, including class actions or fraud claims, and the ability of the SEC, the U.S. Department of Justice and other

October 20, 2021

authorities to bring and enforce actions against foreign issuers or foreign persons is limited. Many countries, including developed nations and emerging markets, are faced with concerns about high government debt levels, credit rating downgrades, the future of the euro as a common currency, possible government debt restructuring and related issues, all of which may cause the value of a Fund’s non-U.S. investments to decline. Nationalization, expropriation or confiscatory taxation, currency blockage, the imposition of sanctions by other countries (such as the United States), political changes or diplomatic developments may also cause the value of a Fund’s non-U.S. investments to decline. When imposed, foreign withholding or other taxes reduce a Fund’s return on foreign securities. In the event of nationalization, expropriation or other confiscation, a Fund could lose its entire foreign investment. Investments in emerging markets may be subject to these risks to a greater extent than those in more developed markets and securities of developed market companies that conduct substantial business in emerging markets may also be subject to greater risk. These risks also apply to securities of foreign issuers traded in the United States or through depositary receipt programs such as American Depositary Receipts. To the extent a Fund invests a significant portion of its assets in a specific geographic region, the Fund may have more exposure to regional political, economic, environmental, credit/counterparty and information risks. In addition, foreign securities may be subject to increased credit/counterparty risk because of the potential difficulties of requiring foreign entities to honor their contractual commitments.

Emerging Markets Risk. Investing in emerging market securities magnifies the risks inherent in foreign investments. In addition to the risks of investing in foreign investments generally, emerging markets investments are subject to greater risks arising from political or economic instability, nationalization or confiscatory taxation, currency exchange restrictions, sanctions by other countries (such as the United States) and an issuer’s unwillingness or inability to make principal or interest payments on its obligations. Emerging markets companies may be smaller and have shorter operating histories than companies in developed markets.

Some countries with emerging securities markets have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some countries may differ favorably or unfavorably from the U.S. economy in such respects as rate of growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency, number and depth of industries forming the economy’s base, condition and stability of financial institutions, governmental controls, and investment restrictions that are subject to political change and balance of payments position. Issuers of non-U.S. securities (particularly those tied

October 20, 2021

economically to emerging countries) often are not subject to as much regulation as U.S. issuers, and the reporting, accounting, custody, and auditing standards to which those issuers are subject often are not as rigorous as U.S. standards. Further, the Fund may face greater difficulties or restrictions with respect to investments made in emerging markets countries than in the United States. Satisfactory custodial services may not be available in some emerging markets countries, which may result in the Fund incurring additional costs and delays in the transportation and custody of such securities. A sub-set of emerging markets, frontier markets, are less developed than other emerging markets and are the most speculative. They have the least number of investors and may not have a stock market on which to trade. Most frontier markets consist chiefly of stocks of financial, telecommunications, and consumer companies that count on monthly payments from customers. Investments in this sector are typically illiquid, nontransparent, and subject to very low levels of regulation and high transaction fees. Frontier market investments may be subject to substantial political and currency risk. The risk of investing in frontier markets can be increased due to government ownership or control of parts of private sector and of certain companies; trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by frontier market countries or their trading partners; and the relatively new and unsettled securities laws in many frontier market countries. These risks can result in the potential for extreme price volatility.

17.    Comment: Please consider including the specific risks associated with quantitative analysis within the “Management Risk” disclosure.

         Response: The indicated disclosure is common to all of the series of the Trust, which consists of these funds and eight series that are not part of this filing. The Trust intends to file a 485(a) amendment at the end of November with respect to all series of the Trust and, in connection with that filing, we will consider how to best address this comment while maintaining uniform risk disclosure.

18.    Comment: The Staff notes that “Growth Stock Risk” and “GARP” are among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to growth stocks and GARP if such investments are a principal investment strategy of the Fund.

         Response: The referenced disclosures will be removed from the principal risks section of the 485(b) Amendment.

October 20, 2021

19.    Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Preferred Stocks

•	Rights and Warrants

•	REITs

•	Value Investing

         Response: The Fund confirms that these investment strategies and instruments are principal investment strategies of the Fund. We believe the current equity risk disclosure is inclusive of preferred stocks and rights and warrants, and note that the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to those individual investments. We have incorporated corresponding principal risk disclosure for REITs and value investing into the Fund summary.

Performance Information section

20.    Comment: Please include, adjacent to the Fund’s performance disclosure, the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A.

         Response: The Trust notes that the Fund has no performance information and felt the disclosure might be confusing to investors given the lack of history. But, in response to the Staff’s comment, we will include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A by adding a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

TSW HIGH YIELD BOND FUND

Fund Summary

21.    Comment: Please provide the Staff with the Fund’s completed Fees and Expenses table and expense example prior to the effective date of the Registration Statement. Please confirm the waiver will be effective for at least one year following the effectiveness of the registration statement.

         Response: The Fund’s completed annual fund operating expenses table and expense example are set forth below. The fee waiver will be effective for at least one year following the effectiveness of the registration statement.

October 20, 2021

Fees and Expenses

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%	0.50%	0.50%	0.50%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.93%	0.93%	0.93%	0.93%
Total Annual Fund Operating Expenses	1.43%	1.53%	1.68%	1.43%
Fee Waivers and Reimbursements[2]	(0.78%)	(0.78%)	(0.78%)	(0.78%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.65%	0.75%	0.90%	0.65%

[1]	Other Expenses are based on estimates for the current fiscal year.
[2]

JOHCM (USA) Inc. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.65%, 0.75%, 0.90%, and 0.65% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 31, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

	1 Year	3 Years
Institutional Shares	$66	$376
Advisor Shares	$77	$407
Investor Shares	$92	$453
Class Z Shares	$66	$376

22.    Comment: Please confirm that, as a newly formed Fund, there will be no 5- and 10-year reporting columns in the expense example.

         Response: The Fund confirms that the 5- and 10-year reporting columns of the expense example will be removed from the 485(b) Amendment.

23.    Comment: Please disclose the duration of the bond portfolio and disclose the specific types of loans the funds invest in as a principal investment strategy (e.g. floating rate, etc.).

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund invests, under normal circumstances, at least 80% of its net assets (including the amount of any borrowings for investment purposes) in high yield fixed income securities, also known as “junk bonds” (higher risk, lower rated fixed income securities rated BB or below by at least one nationally recognized statistical rating organization or determined to be of a similar quality by TSW). The Fund’s fixed income securities include primarily corporate debt, but may also include convertible bonds, preferred securities, loans (senior floating rate loans, as well as other secured and unsecured loans) and loan participations. The Fund may also seek to obtain exposure to fixed income investments through investments in affiliated or unaffiliated investment companies, including exchange-traded funds (“ETFs”). The Fund expects to invest primarily in securities denominated in U.S. dollars and may invest in companies of any size, including small- and mid-capitalization companies.

The Fund will invest less than 20% of its net assets in debt instruments that, at the time of purchase, are rated CCC or below by at least one nationally recognized statistical rating organization or determined to be of a similar quality by ~~the Subadviser~~TSW. The Fund’s portfolio is expected to have a weighted average duration of between three and seven years under normal conditions.

24.    Comment: If the acquired fund fees and expenses (“AFFEs”) will be greater than one basis point, include that information as a line item in the in Fees and Expenses table.

         Response: The Fund confirms AFFEs will not be greater than one basis point.

October 20, 2021

25.    Comment: The last paragraph of the Principal Investments Strategy section mentions temporary defensive strategies, which the Staff does not consider to be a principal investment strategy. Please consider if this disclosure should instead be included in response to Item 9.

         Response: The referenced disclosure will be relocated in the 485(b) Amendment.

Principal Investment Strategies and Principal Investment Risks sections

26.    Comment: Please consider revising the “Credit Risk” section for thoroughness and candor. Consider explaining what credit risk is, how changes in market perception about credit risk would change a securities value and impact to net asset value (“NAV”) and liquidity, and explaining the impacts defaults would have on your income, NAV and liquidity profile.

         Response: The “Credit Risk” disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the 485(b) Amendment has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Credit Risk. ~~Some Funds may invest in debt securities. An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.~~ Credit risk is the risk that an issuer, guarantor or liquidity provider of a fixed-income security held by the Fund may be unable or unwilling, or may be perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. It includes the risk that the security will be downgraded by a credit rating agency; generally, lower credit quality issuers present higher credit risks. An actual or perceived decline in creditworthiness of an issuer of a fixed-income security held by the Fund may result in a decrease in the value of the security. It is possible that the ability of an issuer to meet its obligations will decline substantially during the period when the Fund owns securities of the issuer or that the issuer will default on its obligations or that the obligations of the issuer will be limited or restructured.

The credit rating assigned to any particular investment does not necessarily reflect the issuer’s current financial condition and does not reflect an assessment of an investment’s volatility or liquidity. Securities rated in the lowest category of investment grade are considered to have speculative characteristics. If a security held by the Fund loses its rating or its rating is downgraded, the Fund may nonetheless continue to hold the security in the discretion of the Adviser or Subadviser. In the case of asset-backed or mortgage-related securities, changes in the actual or perceived ability of the obligors on the underlying assets or mortgages to make payments of interest and/or principal may affect the values of those securities.

October 20, 2021

27.    Comment: The Staff notes that “Sector Risk” is listed in the Fund’s principal risk disclosure. Please disclose if there is an intended sector focus.

         Response: The Fund does not have an intended sector focus. We will remove the principal risk in the 485(b) Amendment.

28.    Comment: Consider disclosing the substantial degree of risk with CCC-rated bonds (and below) within the “High Yield Risk” section of the principal risk disclosure.

         Response: The “High Yield Risk” disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the 485(b) Amendment has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

High Yield (“Junk Bond”) Investments Risk. Some Funds may invest in high yield securities, also known as “junk bonds~~.~~,” which have a higher risk of issuer default or may be in default. The securities are not investment grade and are generally considered speculative because they present a greater risk of loss than higher quality debt securities. In particular, lower-rated high yield securities (CCC or below) are subject to a greater degree of credit risk than higher-rated high yield bonds. These lower-rated or defaulted debt securities may fluctuate more in price, and are less liquid than higher-rated securities because issuers of such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of high yield bond holders, leaving few or no assets available to repay high yield bond holders.

29.    Comment: Please consider separating out “Emerging Markets Risk” from “Foreign & Emerging Markets Risk.”

         Response: Please refer to the response to Comment 16 above.

30.    Comment: Please revise the “Loan-Related Investments Risk” section to disclose that it may take longer than seven days for transactions in leveraged loans to settle and address how the fund intends to meet short term liquidity needs that may arise as a result of that delay.

October 20, 2021

         Response: The “Loan-Related Investment Risks” disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the 485(b) Amendment has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Loan-Related Investments Risk. In addition to risks generally associated with debt investments (e.g., interest rate risk and default risk), loan-related investments such as loan participations and assignments are subject to other risks. Although a loan obligation may be fully collateralized at the time of acquisition, the collateral may decline in value, be or become illiquid or less liquid, or lose all or substantially all of its value subsequent to investment. Bank loans are generally less liquid than many other debt securities. Transactions in bank loans may settle on a delayed basis (and in certain cases may take longer than seven days to settle), such that a Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale. As a result, the proceeds related to the sale of bank loans may not be available to make additional investments or to meet a Fund’s redemption obligations until a substantial period after the sale of the loans.

31.    Comment: The Staff requests the Fund include a risk factor relating to LIBOR risk and loans.

         Response: We will augment the fixed income risk disclosure to incorporate risk disclosure specific to LIBOR. We will also add the following to the “Additional Information about Fund Investment Objective, Strategies, and Risks” section:

Fixed Income Risk. Some Funds may invest in fixed income securities. These securities will increase or decrease in value based on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines. On the other hand, if rates fall, the value of the fixed income securities generally increases. Your investment will decline in value if the value of the Fund’s investments decreases. Fixed income securities with greater interest rate sensitivity and longer maturities tend to produce higher yields, but are subject to greater fluctuations in value. Usually, changes in the value of fixed income securities will not affect cash income generated, but may affect the value of your investment.

LIBOR Risk. LIBOR risk is the risk that the transition away from the London Interbank Offered Rate (“LIBOR”) may lead to increased volatility and illiquidity in markets that are tied to LIBOR. LIBOR is a benchmark interest rate at which major global banks lend to one another in the international interbank market for short-term loans, and is used extensively in the United States and globally as a “reference rate” for certain financial instruments in

October 20, 2021

which a Fund may invest, including corporate and municipal bonds, bank loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives. Additionally, a Fund may borrow money at rates that are based on LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority (“FCA”), the agency that oversees LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021. The FCA and LIBOR’s administrator, ICE Benchmark Administration, have announced that most LIBOR rates will no longer be published after the end of 2021 and a majority of U.S. dollar LIBOR rates will no longer be published after June 30, 2023. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies; however, the process for amending the interest rate provisions of existing contracts to transition away from LIBOR remains unclear. While some contracts may include “fallback” provisions that provide for an alternative rate setting methodology in the event of the unavailability of LIBOR, not all contracts have such provisions or such provisions may not contemplate the permanent unavailability of LIBOR. There is also significant uncertainty regarding the effectiveness of any such alternative methodologies, including the risk of economic value transfer at the time of transition. The transition away from LIBOR poses a number of other risks, including changed values of LIBOR-related investments and reduced effectiveness of hedging strategies, each of which may adversely affect a Fund’s performance. It is difficult at this time to predict the exact impact of the transition away from LIBOR on a Fund or the financial instruments in which a Fund invests.

32.    Comment: If the Fund holds a substantial portion of covenant lite loans please incorporate these types of investments into the disclosures regarding the Fund’s principal investment strategy and provide corresponding disclosures in the principal investment risks section.

         Response: The Fund does not hold or intend to hold a substantial portion of covenant lite loans.

33.    Comment: The Staff views the first sentence of the “Derivatives Risk” section to be strategy disclosure, not risk disclosure. Please include it in the Fund’s principal investment strategy section if it is a principal investment strategy for the Fund.

October 20, 2021

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Derivatives Risk. ~~The Fund may use derivatives (including futures and forward contracts) to enhance returns or hedge against market declines~~. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.

34.    Comment: The Staff notes that the following principal risks do not appear to have corresponding principal investment strategy disclosure. Please remove the principal risk or incorporate relevant strategy disclosure in the Fund summary.

•	Collateralized Loan Obligations

•	CoCos

•	Currency Risk

•	Municipal Securities

         Response: The referenced disclosures will be removed from the principal risks section of the 485(b) Amendment.

TSW LARGE CAP VALUE FUND

Fund Summary

35.    Comment: Please remove the following language from the Fund’s Investment Objective as it relates strategy disclosure: “by investing in a diversified portfolio of common stocks of relatively large companies.”

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The TSW Large Cap Value Fund (the “Fund”) seeks maximum long-term total return, consistent with reasonable risk to principal~~, by investing in a diversified portfolio of common stocks of relatively large companies~~.

36.    Comment: Please provide the Staff with the Fund’s completed Fees and Expenses table and expense example prior to the effective date of the Registration Statement. Please confirm the waiver will be effective for at least one year following the effectiveness of the registration statement.

October 20, 2021

         Response: The Fund’s completed annual fund operating expenses table and expense example are set forth below. The fee waiver will be effective for at least one year following the effectiveness of the registration statement.

Fees and Expenses

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.58%	0.58%	0.58%	0.58%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Acquired Fund Fees and Expenses[1]	0.02%	0.02%	0.02%	0.02%
Other Expenses[2]	0.38%	0.38%	0.38%	0.38%
Total Annual Fund Operating Expenses	0.98%	1.08%	1.23%	0.98%
Fee Waivers and Reimbursements[3]	(0.23%)	(0.23%)	(0.23%)	(0.23%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.75%	0.85%	1.00%	0.75%

[1]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[2]

Other Expenses have been adjusted from amounts incurred during the TS&W Equity Portfolio’s most recent fiscal year to reflect estimated current expenses. The TS&W Equity Portfolio, a series of The Advisors’ Inner Circle Fund, is the predecessor to the Fund (the “Predecessor Fund”).

[3]

JOHCM (USA) Inc. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.73%, 0.83%, 0.98% and 0.73% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 31, 2023. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$77	$289	$519	$1,180
Advisor Shares	$87	$321	$573	$1,296
Investor Shares	$102	$368	$654	$1,468
Class Z Shares	$77	$289	$519	$1,180

Principal Investment Strategies and Principal Investment Risks sections

37.    Comment: On page 13, please confirm the bracketed number before effectiveness so the Staff can confirm it is appropriate for a large cap fund.

         Response: The Fund confirms the requested number is $3.6 billion.

38.    Comment: The “Principal Investment Strategies” section states that the fund “will emphasize common stocks, but may also invest in ‘other types of equity securities’.” Please disclose each type of equity security the fund invests in as a principal strategy.

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities of companies with large market capitalizations. The Fund considers a company’s market capitalization to be large if it equals or exceeds that of the smallest company in the Russell 1000 Index (approximately $~~[ ]~~3.6 billion as of June 30, 2021). The Fund will generally invest primarily in a diversified portfolio of common stocks. Although the Fund will primarily draw its holdings from larger, more seasoned or established companies, it may also invest in companies of varying size as measured by assets, sales or market capitalization. ~~The Fund will emphasize common stocks, but may also invest in other types of equity securities~~. The Fund may invest up to 20% of its total assets in American Depositary Receipts (“ADRs”), which are certificates evidencing ownership of shares of a foreign issuer that are issued by depositary banks and traded on U.S. exchanges.

October 20, 2021

39.    Comment: In the “Principal Investment Strategies” section, please make clear which entities the terms “TSW” and “Subadviser” refer to. If they are the same entity consider using only one of the terms.

         Response: We will change all references to “Subadviser” in the “Principal Investment Strategies” section to “TSW”.

40.    Comment: The third paragraph of the “Principal Investment Strategies” section has the following language:

         “The portfolio manager uses quantitative tools to first narrow the Fund’s investment universe.”

         Please list the specific criteria used to narrow the investment universe.

         Response: Please refer to the response to Comment 11 above.

41.    Comment: The last paragraph of the “Principal Investments Strategy” section mentions temporary defensive strategies, which the Staff does not consider to be a principal investment strategy. Please consider if this disclosure should instead be included in response to Item 9.

         Response: The referenced disclosure will be relocated in the 485(b) Amendment.

42.    Comment: Consider removing the references to “small- and mid-capitalization companies” in the “Equity Securities Risk” section of the Fund’s principal risk disclosure.

         Response: The indicated disclosure is common to all of the equity-focused series of the Trust, which consists of these Funds and eight series that are not part of this filing. The Trust intends to file a 485(a) amendment at the end of November with respect to all series of the Trust and, in connection with that filing, we will consider how to best address this comment while maintaining uniform risk disclosure.

43.    Comment: The Staff notes that the following principal risks do not appear to have corresponding principal investment strategy disclosure. Please remove the principal risk or incorporate relevant strategy disclosure in the Fund summary.

•	Currency Risk

•	Equity-Linked Investment Risk

October 20, 2021

•	Growth Stocks

•	Hedging

•	Initial Public Offerings

•	Small- Cap and Mid-Cap Companies

         Response: The referenced disclosures will be removed from the principal risks section of the 485(b) Amendment.

44.    Comment: Consider whether derivatives are a principal risk of the Fund. If so, please disclose that fact in the principal risk section and include corresponding risk disclosure. If the Fund intends to include investments in derivatives toward satisfaction of its 80% test adopted pursuant to Rule 35d-1, the Staff requests the Fund confirm supplementally that, for these purposes, such derivatives will be valued based on market value and not notional value.

         Response: The Fund does not consider derivatives investments a principal investment strategy and therefore will not add a corresponding principal risk disclosure, but we take the position it is reasonable to keep the current reference to derivative instruments in the principal strategy section to disclose to potential investors that derivative instruments may be used in the future. Although the Fund does not presently intend to use the notional values of derivatives for purposes of the Fund’s 80% test, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative instrument creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative instrument (either by itself or in conjunction with cash, government securities or other instruments) creates an exposure equivalent to a cash investment in the underlying issuer that correlates with to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

45.    Comment: The Staff notes that the following investment strategies and instruments are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

•	Participatory Notes

•	Preferred Stocks

•	REITs

•	Depositary Receipts

October 20, 2021

         Response: The Fund confirms that preferred stocks, REITs and depositary receipts are principal investment strategies and instruments of the Fund. We believe the current equity risk disclosure is inclusive of preferred stocks, and note that the longer form risk disclosure in the “Additional Information about Fund Investment Objective, Strategies, and Risks” section of the registration statement includes risks specific to preferred stocks. The Fund has incorporated corresponding principal risk disclosure for REITs and depositary receipts into the Fund summary. The Fund confirms that investments in participatory notes are not part of the Fund’s principal investment strategy and the corresponding disclosures will be removed from the principal investment strategy of the 485(b) Amendment.

Performance Information section

46.    Comment: Please confirm whether fees are the same as for the predecessor fund. If not, please confirm why you did not disclose the fee differences.

         Response: The Fund’s fees will be significantly lower than those of the predecessor fund. It would require considerable additional disclosure in order to clarify the differences between the fees of the predecessor fund and the Fund and the impacts of those differences to performance information. Given that the fee differential would not result in lower performance figures, we felt that it was appropriate in the interest of clarity to simply provide the actual numbers versus addressing the various contours and limitations of differing fee impacts to performance.

Additional Information about Fund Investment Objective, Strategies, and Risk section

47.    Comment: On page 17, the prospectus notes “[e]ach Fund’s investment objective may be changed without shareholder approval.” If the Fund will provide notice before effecting such a change, please disclose that fact.

         Response: The Funds do not have a minimum notice period in effect before implementing changes to its investment objective.

48.    Comment: Consider including a chart (or similar device) to identify which risks outlined in the “Additional Information about Fund Investment Objective, Strategies, And Risk” section apply to which Funds or, in the alternative, include in narrative that these risks do not apply to all funds.

         Response: The Fund revised the first paragraph of the “Investment Risks” section as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Any investment in the Funds is subject to investment risks, including the possible loss of the principal amount invested. Below are the principal risks of the Funds in alphabetical order. The significance of any specific risk to an investment in a Fund

October 20, 2021

will vary over time, depending on the composition of the Fund’s portfolio, market conditions, and other factors. Your investment in a Fund may be subject (in varying degrees) to the following risks discussed below. Each Fund may be more susceptible to some of the risks than others and not all risks will be applicable to all Funds. You should read all of the risk information for your Fund presented below carefully, because any one or more of these risks may result in losses to the Fund.]

         The Trust intends to file a 485(a) amendment at the end of November with respect to all series of the Trust and, in connection with that filing, we will consider how to best further address this comment.

Prior Related Performance section

49.    Comment: On page 24, please confirm the bracketed phrase “separate accounts” includes all similar accounts.

         Response: The Fund confirms the historical performance information for the separate accounts include all similar accounts.

50.    Comment: The third paragraph under the “Prior Related Performance” section states that the performance data provided is “calculated in accordance with recognized industry standards.” Please confirm in correspondence what industry standards were used and what “monthly returns are linked together to calculate annual returns” means.

         Response: The performance data is calculated in compliance with generally accepted standards, including the Global Investment Performance Standards (“GIPS®”). Thompson, Siegel & Walmsley LLC (“TSW”) calculates monthly returns for the separate account. These monthly returns are then loaded into the composite management system (“CAPS”). CAPS links those monthly returns to generate composite data for periods greater than one month. For example, when calculating a trailing 12-month return for the composite, TSW compounds the 12-monthly returns rather than recalculating the 365 underlying daily returns.

51.    Comment: Please explain either in the body of the tables in the “Prior Related Performance” section or in a footnote what “gross of fees” means.

         Response: The “Prior Related Performance” section has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

“Net of Fees” figures also reflect the deduction of all fees applicable to the account in the composite including a bundled fee (which includes all effective charges for management fees, custody and other administrative fees) and performance fees. “Gross of Fees” figures show performance without taking into account the deductions of any fees.

October 20, 2021

Management of the Funds section

52.    Comment: Please note whether the first shareholder report to become available will be an annual or semiannual report and include the date of the report.

         Response: The first shareholder report to become available for each Fund will the March 31, 2022 semiannual report. We revised the “Management of the Funds” section as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Disclosure regarding the basis for the Board of Trustees’ approval of the Investment Advisory Agreement between the Adviser and each of the Funds will be available in the Funds’ March 31, 2022 semiannual report~~first annual or semi-annual report to shareholders following each Fund’s commencement of operations~~.

53.    Comment: Add that the investment professionals managing the Funds are “jointly and primarily responsible.”

         Response: We revised the first paragraph of the “Portfolio Management” section as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Funds are managed using a team-based approach. Each of the Funds is managed jointly and primarily by one or more investment professionals and may be supported by analysts. The members of the Funds’ management teams, and the name of the Fund for which each team member is responsible, are listed below.

Your Account section

54.    Comment: Page 28 of the prospectus has the following language: “Foreign markets in which a Fund buys securities may be open on days the U.S. markets are closed, causing a Fund’s NAV to change even though the Fund is closed.” Please clarify that on those days the shareholders will not be able to purchase or sell fund shares.

         Response: We revised the last paragraph of the “Valuing the Funds’ Assets” section as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Without a fair value price, short-term investors could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Foreign markets in which a Fund buys securities may be open on days the U.S. markets are closed, causing a

October 20, 2021

Fund’s NAV to change even though the Fund is closed. On days when the U.S. markets are closed, a Fund’s shareholders will not be able to purchase or sell Fund shares. While fair valuation of a Fund’s portfolio securities can serve to reduce arbitrage opportunities, there is no assurance that fair value pricing policies will prevent dilution of the NAV by short-term investors. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

II.     SAI Comments

55.    Comment: Please clarify whether the non-fundamental investment restrictions listed at the bottom of page 21 apply to all the funds or just the Large Cap Value Fund.

         Response: The Fund confirms that the non-fundamental investment restrictions referenced above will be removed from the 485(b) Amendment.

56.    Comment: Under the “Leadership Structure and Board of Trustees” section, disclose if the funds have a lead independent director. If they do not, please disclose why they determined that this leadership structure is appropriate given its specific characteristics and circumstances

         Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The primary responsibility of the Board of Trustees is to represent the interests of the shareholders of the Trust and to provide oversight of the management of the Trust. Four of the Trustees on the Board are independent of and not affiliated with the Adviser or its affiliates. The Chair of the Board of Trustees is Nicholas Good, who is an interested Trustee. In connection with the original establishment of the Trust in 2021, the Board determined that the leadership structure of having an interested lead Trustee was appropriate, taking into account the small size of the Board, the new creation of the funds and the expectation that all Independent Trustees would participate actively and collaboratively in Board duties. The Board has adopted Fund Governance Guidelines to provide guidance for effective leadership. The guidance sets forth criteria for Board membership, trustee orientation and continuing education and annual trustee evaluations. The Board reviews quarterly reports from the investment advisers providing management services to the Funds, as well as quarterly reports from the Chief Compliance Officer (“CCO”) and other service providers. This process allows the Board to effectively evaluate issues that impact the Trust as a whole as well as issues that are unique to each Fund. The Board has

October 20, 2021

determined that this leadership structure is appropriate to ensure that the regular business of the Board is conducted efficiently while still permitting the Trustees to effectively fulfill their fiduciary and oversight obligations. The Board reviews its structure, leadership structure, and the structure of its committees annually.

*            *             *            *            *

         Please feel free to contact me at (617) 951-7591 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Angela Jaimes

Angela Jaimes

cc:	Jonathan Weitz, President of the Trust

Mary Lomasney, Chief Compliance Officer and Secretary of the Trust

George B. Raine, Ropes & Gray LLP

Michael Wible, Thompson Hine LLP